                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Final Amendment)


                          San Juan Basin Royalty Trust
                          ----------------------------
                                (Name of Issuer)

                          Units of Beneficial Interest
                          ----------------------------
                         (Title of Class of Securities)

                                    798241105
                                 --------------
                                 (CUSIP Number)

                               Michael S. Paquette
                            Senior Vice President and
                                   Controller
                      White Mountains Insurance Group, Inc.
               (formerly Fund American Enterprises Holdings, Inc.)
                              80 South Main Street
                                Hanover, NH 03755
                                 (603) 640-2205
                                 --------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 19, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
 .

         Check the following box if a fee is being paid with this statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              CUSIP NO. 79 8241105

--------------------------------------------------------------------------------


(1)    Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
       Person

                 White Mountains Insurance Group, Inc. ("WMIG")
                                   94-2708455

--------------------------------------------------------------------------------


(2) Check the Appropriate Box if a Member (a) _____________ of a Group (See Instructions)
___________________________________(b)_______________

(3)    (SEC Use Only)

--------------------------------------------------------------------------------


(4)    Source of Funds (See Instructions)

--------------------------------------------------------------------------------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------


(6)    Citizenship or Place of Organization    DELAWARE

--------------------------------------------------------------------------------


       Number of Shares             (7)   Sole Voting Power
       Beneficially Owned
       by Each Reporting                  --------------------------------------
       Person With                  (8)   Shared Voting Power
                                          1,764,376 Units of Beneficial Interest
                                          ("Units")
                                          --------------------------------------
                                    (9)   Sole Dispositive Power
                                          --------------------------------------
                                    (10)  Shared Dispositive Power
                                          1,764,376 Units of Beneficial Interest
                                          ("Units")

--------------------------------------------------------------------------------


(11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                     1,764,376 Units

--------------------------------------------------------------------------------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------


(13)   Percent of Class Represented by Amount in Row (11)
                                                     Approximately 3.8%

--------------------------------------------------------------------------------


(14)   Type of Reporting Person (See Instructions)  HC, CO

                              CUSIP NO. 79 8241105

--------------------------------------------------------------------------------


(1)    Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
       Person

                    White Mountains Properties, Inc. ("WMPI")
                   (formerly Fund American Enterprises, Inc.)
                                   02-0507896
--------------------------------------------------------------------------------


(2) Check the Appropriate Box if a Member (a) _____________ of a Group (See Instructions)
___________________________________(b)_______________

(3)    (SEC Use Only)

--------------------------------------------------------------------------------


(4)    Source of Funds (See Instructions)

--------------------------------------------------------------------------------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------


(6)    Citizenship or Place of Organization    DELAWARE

--------------------------------------------------------------------------------


       Number of Shares             (7)   Sole Voting Power
       Beneficially Owned
       by Each Reporting                  --------------------------------------
       Person With                  (8)   Shared Voting Power
                                          1,764,376 Units
                                          --------------------------------------
                                    (9)   Sole Dispositive Power
                                          --------------------------------------
                                    (10)  Shared Dispositive Power
                                          1,764,376 Units

--------------------------------------------------------------------------------


(11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                     1,764,376 Units

--------------------------------------------------------------------------------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------


(13)   Percent of Class Represented by Amount in Row (11)
                                                     Approximately 3.8%

--------------------------------------------------------------------------------


(14)   Type of Reporting Person (See Instructions)  HC, CO

ONLY ITEMS REPORTED IN THIS FINAL AMENDMENT TO SCHEDULE 13D ARE AMENDED
FROM THE FILING ON SCHEDULE 13D DATED DECEMBER 28, 1990 (THE "SCHEDULE 13D"), AS AMENDED BY AMENDMENT NO. 1 DATED FEBRUARY 13, 1992, AMENDMENT NO. 2
DATED NOVEMBER 6, 1992, AMENDMENT NO. 3 DATED APRIL 27, 1993, AMENDMENT NO.4 DATED JUNE 23, 1993, AMENDMENT NO. 5 DATED JULY 7, 1993, AMENDMENT NO. 6 DATED SEPTEMBER 2, 1993, AMENDMENT NO. 7 DATED DECEMBER 23, 1993, AMENDMENT NO. 8 DATED NOVEMBER 20, 1997, AMENDMENT NO. 9 DATED MARCH 25, 1999, AMENDMENT
NO. 10 DATED APRIL 13, 1999 AND AMENDMENT NO. 11 DATED JULY 7, 1999. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS
USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE
13D.

Item 4.  PURPOSE OF TRANSACTION.

         Consistent with WMIG's current strategy to redeploy its passive investment portfolio into operating businesses (or to pursue other opportunities), WMIG reserves the right to sell all or a portion of its Units at any time and from time to time depending upon market conditions and other factors affecting WMIG's evaluation of the value of the Units or its alternative uses of the proceeds from sales of the Units.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby replaced in its entirety:

         (a) & (b) The aggregate number of Units and the percentage of the outstanding Units owned by the indicated persons named in Item 2 is as follows:

                                                        Percentage of
                                     Units                  Units
                                 Beneficially            Beneficially
                Person               Owned                  Owned
                ------           ------------           -------------
                 WMIG             1,764,376                 3.8%
                 WMPI             1,764,376                 3.8%



         WMIG shares voting power and dispositive power with WMPI with respect to the 1,764,376 Units it holds indirectly through WMPI.

         Other than as set forth above, neither WMIG or WMPI, nor, to the best knowledge of WMIG or WMPI, any other persons named in Item 2 beneficially owns any Units.

         (c) There have been no transactions by WMIG or WMPI, or to the knowledge of WMIG or WMPI, any of the persons listed on Schedule I attached hereto, in Units of Beneficial Interest effected during the past 60 days, except as indicated in Schedule II attached hereto.

         (d)  None

         (e)  Not Applicable

                                    SIGNATURE
         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 24, 1999

                                   WHITE MOUNTAINS INSURANCE GROUP, INC.


                                   BY:
                                       ----------------------------------------
                                   Name:  Michael S. Paquette
                                   Title: Senior Vice President and Controller



                                   WHITE MOUNTAINS PROPERTIES, INC.


                                   BY:
                                       ----------------------------------------
                                   Name:  Michael S. Paquette
                                   Title: Senior Vice President and Controller

                           SCHEDULE I TO SCHEDULE 13D

         Following is a list of the directors and executive officers of White Mountains Insurance Group, Inc. ("WMIG") and White Mountains Properties, Inc. ("WMPI") setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each such person is a citizen of the USA.

Name and                                                                        Present Principal
Business Address                           Office                               Occupation or Employment
----------------                           ------                               ------------------------
WMIG

Raymond Barrette                          Executive Vice President and          Executive Vice President and
WMIG                                      Chief Financial Officer of            Chief Financial Officer
80 South Main Street                      WMIG and WMPI,
Hanover, NH 03755                         Director of WMPI

Terry L. Baxter                           Director and Executive Vice           Executive Vice President
WMIG                                      President of WMIG and WMPI,
80 South Main Street
Hanover, NH 03755

John J. Byrne                             Chairman of the Board                 Chairman of the Board
WMIG
80 South Main Street
Hanover, NH 03755

Patrick M. Byrne                          Director                              President
Centricut, LLC                                                                   of Centricut LLC
2 Technology Drive, STE 3
West Lebanon, NH 03784

Reid T. Campbell                          Vice President of WMIG                Vice President
WMIG                                       and WMPI
80 South Main Street
Hanover, NH 03755

Howard L. Clark, Jr.                      Director                              Vice Chairman of Lehman
Lehman Brothers Inc.                                                               Brothers Inc.
American Express Tower
New York, NY 10128

Robert P. Cochran                         Director                              Chairman, President & Chief
Financial Security Assurance                                                    Executive Officer of
   Holdings Ltd.                                                                Financial Security Assurance
350 Park Avenue                                                                    Holdings Ltd.
New York, NY 10022

Name and                                                                        Present Principal
Business Address                           Office                               Occupation or Employment
----------------                           ------                               ------------------------
George J. Gillespie, III                  Director                              Partner in Cravath,
Cravath, Swaine & Moore                                                            Swaine & Moore
825 Eighth Avenue
New York, NY 10019

John D. Gillespie                         Director                              Managing Partner of
Prospector Partners LLC                                                           Prospector Partners LLC
36 Trumbull Street
Hartford, CT  06103

K. Thomas Kemp                            President, Chief Executive            President and Chief Executive
WMIG                                      Officer & Director of WMIG               Officer
80 South Main Street                      and WMPI, Chairman of WMPI
Hanover, NH 03755

Gordon S. Macklin                         Director                              Retired
8212 Burning Tree Road
Bethesda, MD 20817

Frank A. Olson                            Director                              Chairman of the Board & Chief
The Hertz Corporation                                                           Executive Officer of The Hertz
225 Brae Boulevard                                                                 Corporation
Park Ridge, NJ 07656

Michael S. Paquette                       Sr. Vice President & Controller       Sr. Vice President & Controller
WMIG                                      of WMIG and WMPI
80 South Main Street
Hanover, NH 03755

David G. Staples                          Vice President                        Vice President
WMIG                                      of WMIG and WMPI
80 South Main Street
Hanover, NH 03755

Arthur Zankel                             Director                              Co-Managing Partner,
First Manhattan Co.                                                             First Manhattan Co.,
437 Madison Ave.
New York, N.Y. 10022

WMPI

Raymond Barrette*

Terry L. Baxter*

Reid T. Campbell*

K. Thomas Kemp*

Michael S. Paquette*


* same as information provided above under WMIG

SCHEDULE II TO SCHEDULE 13D

         Sales of Units of San Juan Basin Royalty Trust by the Reporting Persons and by persons listed in Schedule I, within the last 60 days.

        Sold by           Date            Number Sold      Unit Price
        -------           ----            -----------      ----------
         WMPI             7/6/99             27,700            8.00
         WMPI             7/8/99              7,500            8.00
         WMPI            7/15/99              5,000            8.00
         WMPI            7/16/99             15,000            8.00
         WMPI             7/2899             80,000            8.00
         WMPI            7/30/99             31,000            8.00
         WMPI             8/6/99            103,900            8.00
         WMPI            8/10/99             69,700            8.00
         WMPI             8/1199             18,700            8.00
         WMPI            8/12/99              6,400            8.00
         WMPI            8/13/99             10,000            8.00
         WMPI            8/16/99             20,000            8.00
         WMPI             8/1799             10,000            8.00
         WMPI            8/18/99             41,600            8.00
         WMPI            8/19/99          1,500,000            8.00


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